

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2013

<u>Via E-mail</u>
Ms. Anna Gluskin
Chief Executive Officer
Eastgate Acquisitions Corporation
2681 East Parleys Way
Suite 204
Salt Lake City, Utah 84109

> **Re:** **Eastgate Acquisitions Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 14, 2013**
> **File No. 333-185050**

Dear Ms. Gluskin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Business</u>

1. We reissue comment three in our letter dated February 12, 2013. Please provide the basis for the statements about your technology and proposed products throughout the prospectus. Provide the basis for the company's beliefs, including disclosure of the research upon which the company is relying. For example, and without limitation, provide the basis for your belief that your "technology can improve the efficacy of existing products and formulations." To the extent you rely upon third party information, provide the source of the information in the prospectus so investors can locate such information. Provide us supplementally with copies of the past research or other sources, which would include the research and other sources upon which you rely, that provide the basis for the statements made. Provide information in a table or other clearly marked format to reflect the section(s) that provide the basis for the various statements made.

2.      We partially reissue comment five in our letter dated February 12, 2013.  When discussing your products throughout the prospectus, provide clear disclosure that these are proposed products.  We note that certain sections of the prospectus, including the risk factor section, have not been revised to clarify that these are proposed products.

3.      We reissue comment six in our letter dated February 12, 2013.  According to the disclosure, your business plan is to market only the natural products during the first year and to add natural products for the first three years.  Please revise the business section and the prospectus, as needed, to provide clear emphasis on the proposed products that are the focus at the beginning of the business plan.  It appears that the majority of your business and other sections focus on the improved formulation medicines that would require FDA approval, which would only be developed at a later date and do not appear to be the present initial focus of the company's proposed business.  Revise the prospectus accordingly.

4.      We partially reissue comment eight in our letter dated February 12, 2013.  Please provide clear disclosure regarding the FDA approval requirements to obtain OTC approval and the steps that would be needed to obtain OTC approval.  Provide clear disclosure that there is no guarantee you will receive OTC approval and discuss the resulting impact this would have on your proposed product.

5.      We reissue comment nine in our letter dated February 12, 2013.  Many of the statements discussing the natural health products appear to be making medical claims.  For example only, we direct your attention to the claims made about the nano e-drops in relation to their treatment of UTIs.  Please provide us with your analysis as to how such claims are consistent with the FDA regulations regarding claims made by natural health products.

Research and Development

6.      We note your revisions in response to comment 12 in our letter dated February 12, 2013.  Please revise to disclose the amount spent on research and development for each of the last two fiscal years.

7.      We partially reissue comment 14 in our letter dated February 12, 2013.  Please disclose whether you plan on developing all of the proposed products at once or whether you have prioritized the development of the proposed products.  To the extent you have prioritized the development of the proposed products, provide clear disclosure as to the planned priority.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

8.      We reissue comment 15 in our letter dated February 12, 2013.  Please revise your
        disclosure to describe any known trends or uncertainties that have had or that you
        reasonably expect will have a material favorable or unfavorable impact on your proposed
        business, as required by Item 303(a)(3)(ii) of Regulation S-K.  For example, and without
        limitation, please describe how the absence of any firm agreement or understanding that
        provides adequate funding to execute your business plan has had or will have an impact
        on your business.

Possible Future Funding

9.      We partially reissue comment 17 in our letter dated February 12, 2013.  We again note
        that the current disclosure indicates that you have entered into this agreement with
        Kodiak.  As previously stated, we do not believe the private placement with Kodiak is
        complete, since the essential term of the agreement is missing, namely the purchase price.
        At the time the equity line was entered into, Eastgate had no trading market.  As such,
        there can be no agreement between the parties as to the purchase price that is based upon
        a "market price."  Please revise your disclosure to remove any implication that there is an
        existing equity line agreement with Kodiak that provides the company with a viable
        mechanism to obtain needed financing.

Relationships and Related Party Transactions

10.     Please disclose all the information required by Item 404(a) of Regulation S-K, including
        the name of the related person, with respect to each loan received by the company since
        the beginning of the company's last fiscal year and the lease agreement.  Provide the
        disclosure required by Item 404(a)(5) of Regulation S-K in its entirety and on an
        individual basis, rather than the aggregate amounts currently provided.  Similarly revise
        the disclosure regarding the payment of expenses by certain related persons, as required
        by Item 404(a)(5) of Regulation S-K.

11.     Please identify the related person with whom you entered into the lease agreement.
        Disclose the amount paid and the amount owed for the periods required by Item 404 of
        Regulation S-K.  Please file the lease agreement as an exhibit.

Exhibits

12.     We note your response to comment 22 in our letter dated February 12, 2013 that there
        were no written agreements among the parties for the related party payable amounts
        owed to Ms. Gluskin and Williams Investment Company.  Please provide a written
        description of any oral agreements with these related persons, including the payment of

expenses by the related persons in addition to any loans.  Include in your description any terms of the loans, such as due date(s) and/or interest rate(s).  See Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

13.     We reissue comment 23 in our letter dated February 12, 2013.  Please file as an exhibit a complete copy of the articles, as amended, as required by Item 601(b)(3)(i) of Regulation S-K.  We note that filing the original articles of incorporation and amendments thereto as separate exhibits does not satisfy this requirement.

14.     We reissue comment 24 in our letter dated February 12, 2013.  Please file Exhibits 10.5 and 10.6 in their entirety, including all exhibits, schedules and/or attachments.  We note, for example, that it appears Attachment No. 1 to the Securities Purchase Agreement filed as Exhibit 10.5 and Schedule C to the Distribution Agreement filed as Exhibit 10.6 have not been included.  We also note that the General Conditions of Purchase of Mediq Agreement referenced at the end of Exhibit 10.6 has not been included.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tiffany Piland at (202) 551-3589 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director